GLOBAL BUSINESS SERVICES, INC.

March 18, 2005

Steven Jacobs

Senior Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

400 Fifth Street, N.W.

Washington, D.C. 20549

Re:

Global Business Services, Inc.

Form 10-KSB for the year ended June 30, 2004

Forms 10-Q for the quarters ended September 30 and December 31, 2004

File No. 0-28587

Dear Mr. Jacobs:

This letter is in response to your letter dated March 15, 2005 regarding Global Business Services, Inc.’s financial statements and related disclosures.

Form 10-KSB for the year ended June 30, 2004

Notes to Consolidated Financial Statements

Note 1 – Summary of Accounting Policies

Franchise Fee Recognition – pages F-9

1.

Why signing a property lease triggers revenue recognition.

No revenue is recognized prior to substantial performance of the services covered by the initial fee.  Until such time, any monetary assets received are offset by a deposit into a trust account and accounted for into a deferred revenue account and all costs are deferred until revenue is recognized upon identification on an opening date.  Once performance is achieved, revenue is recognized using method of cash collection.

Global recognizes revenue on sales of franchises when all material services or conditions relating to each sale have been substantially performed or satisfied by Global which is deemed to be when each franchisee commences operations. Significant services performed subsequent to this date are properly and independently compensated by the royalty and fee revenues charged to ongoing franchisees. Royalty and fee revenue from franchisees is recognized monthly based upon either sales of the franchisee stores or a flat $500 per month fee.

Franchise agreements are for 10-year terms, with subsequent renewals available for an additional, undetermined fee. Royalty and other fee payments are due monthly. There are no minimum sales requirements. There is no right of refund.

213 South Robertson Boulevard, Beverly Hills, CA 90211

310-288-4585

Fax:  310.360-7676

Area Franchise Fee Recognition, page F-10

1.

Are there any contingencies that question the recognition of revenue?

There are no contingencies once the agreement is executed and funds are deposited to Postal Connections.  If the area franchisee does not perform, then the funds are forfeited.

Store Build-out Revenue Recognition, page F-10

1.

What consideration do you give to paragraph 16 of SFAS 45 when determining the accounting treatment for these transactions?

When the funds are received they are classified as account receivables.  When the funds are disbursed for inventory or equipment, they are accounted for as payables.

Note 8 – Convertible Preferred Stock, page F-15

A conversion occurred in June 2004 in which Series A and B preferred stock were converted to common stock on a 1 for 1 basis.  What revision are you taking to correct this?

The 10Q ended September 30, 2004 will be restated to reflect the actual conversion of Series A convertible preferred stock into 1.1 shares of common stock, and Series B convertible preferred stock into 1.2 shares of common stock.

Form 10-QSB for the quarter ended September 30, 2004

Notes to Consolidated Financial Statements

Note 2 – Convertible Note Payable and Warrants, page 8.

How did you consider EITF 98-5 and APB 14 in accounting for the conversion feature and detachable stock warrants?

The convertible feature of the $160,000 Convertible Note provides for a rate of conversion that is below market value. Such feature is normally characterized as a "beneficial conversion feature" ("BCF"). Pursuant to Emerging Issues Task Force Issue No. 98-5 ("EITF 98-5"), "Accounting For Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratio" and Emerging Issues Task Force Issue No. 00-27,"Application of EITF Issue No. 98-5 To Certain Convertible Instruments," the Company has estimated the fair value of such BCF to be approximately $128,571 related to these notes and recorded such amount as a debt discount. Such discount will be amortized to interest expense over the term of the notes. Amortization expense during the six months ended December 31, 2004 approximated $23,928.

Form 10-QSB for the quarter ended December 31, 2004

Why has it not been filed?

Global is in the process of filing the 10-QSB for the quarter.

Sincerely,

Paul T. Robinson

CFO